EXHIBIT 99(a)(13)
For Immediate Release

LG ELECTRONICS ANNOUNCES PURCHASE OF ZENITH STOCK

     Seoul, Korea, November 8, 1995 -- LG Electronics Inc. announced today that its tender offer for up to 18,619,000 shares of common stock of Zenith Electronics Corporation has terminated and that a total of 35,125,567.33 shares were tendered in response to the tender offer, including 3,742,771.196 shares tendered pursuant to guaranteed delivery procedures.
Accordingly, assuming that 18,619,000 tendered shares are purchased in the tender offer, the preliminary proration factor (the percentage of shares validly tendered that may be purchased) would be 53.006973%.

     The tender offer and a direct purchase of an additional 16,500,000 newly issued shares from Zenith are being made pursuant to a Stock Purchase Agreement between LG Electronics and Zenith. Zenith's stockholders approved the transactions at a special meeting of stockholders held yesterday. A closing for the transactions is scheduled to occur later today.

     LG Electronics Inc. is a leading manufacturer of consumer electronics, multimedia products, home appliances and, through LG
Semicon, semiconductors with combined worldwide sales of $8 billion in 1994.

     Zenith Electronics Corporation, based in Glenview, Ill., has been a leader in electronics for more than 75 years. Zenith's core business -- Consumer Electronics and Network Systems -- is at the center of the company's digital strategy, which includes interactive television, digital video disc (DVD) players, digital and wireless cable, video dial-tone, data communication and HDTV systems.

Media Contacts:     Matt Afflixio--LGE (Access Public Relations)
                    415/904-7070

                    John Taylor--Zenith Electronics Corporation
                    708/391-8181

Investor Contact:   Bill McNitt--Zenith Electronics Corporation
                    708/391-7713

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